Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$108,886	$87,086	$76,666	$83,559	$94,626	$222,215	$127,528
Equity in earnings and gains (losses) on equity transactions of equity investments	(41,451)	(3,818)	(6,546)	—	—	(119,423)	(26,115)
Fixed charges before preferred distributions	137,506	129,912	173,458	180,193	171,459	165,903	143,663
Distributions from equity investments	12,039	—	4,975	—	—	5,387	22,646
Capitalized interest	—	—	—	—	(489)	(335)	—
Adjusted Earnings	$216,980	$213,180	$248,553	$263,752	$265,596	$273,747	$267,722

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$137,506	$129,912	$173,458	$180,193	$170,970	$165,568	$143,663
Capitalized interest	—	—	—	—	489	335	—
Preferred distributions	38,001	38,001	50,668	50,668	60,572	44,692	46,000
Combined Fixed Charges and Preferred Distributions	$175,507	$167,913	$224,126	$230,861	$232,031	$210,595	$189,663

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.2x	1.3x	1.1x	1.1x	1.1x	1.3x	1.4x